Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 8
DATED DECEMBER 28, 2010
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 8 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 2 dated October 15, 2010, Supplement No. 3 dated November 5, 2010, Supplement No. 4 dated November 12, 2010, Supplement No. 5 dated November 16, 2010, Supplement No. 6 dated December 7, 2010 and Supplement No. 7 dated December 13, 2010.  Unless otherwise defined in this Supplement No. 8, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Distribution Update

Our board of directors has declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2011 through the close of business on January 31, 2011. Distributions will be equal to a daily amount equal to $0.00164384 which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions declared for the month of January 2011 will be paid no later than February 7, 2011.

We will not fund any distributions from the net proceeds of our offering. Until we generate sufficient cash flow from operations, determined in accordance with GAAP, to fully fund distributions, some or all of our distributions may be paid from the proceeds generated by borrowings, including borrowings secured by our assets, resulting in us having less money available to invest in properties or other real estate assets. We also may fund distributions from cash flow generated from investing activities, including the net proceeds from the sale of our assets. In addition, we may fund distributions from, among other things, advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee, or waives its right to be reimbursed for certain expenses. A deferral, accrual or waiver of any fee or reimbursement owed to our Business Manager will have the effect of increasing cash flow from operations for the relevant period because we will not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. We would, however, use cash at some point in the future to pay any fee or reimbursement that was deferred or accrued. There is no assurance that these other sources will be available to fund distributions. See also “Risk Factors – Risks Related to Our Business – The amount and timing of distributions may vary. We may pay distributions from the proceeds generated by borrowings.”

Investments in Real Estate Assets

Recent Acquisitions

On December 21, 2010, we purchased the following property:

Property Name	Date Acquired	Total Square Feet or Units	Approx. Purchase Price	Cap Rate (1)	Annualized Base Rent	Average Annualized Base Rent per Square Foot	Average Remaining Lease Term in Years	Econ-omic Occ-upancy (2)	Phy-sical Occ-upancy
Lima Marketplace --Fort Wayne, Indiana	12/21/10	99,734	$15,242,000	7.48%	$1,394,004	$13.98	9	93.5%	93.5%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the purchase price of the property.  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

Lima Marketplace. On December 21, 2010, we, through Inland Diversified Fort Wayne Lima, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 99,734 square foot retail property located in Fort Wayne, Indiana. We purchased the property from an unaffiliated third party, Ft. Wayne Lima I, LLC, for approximately $15.2 million. Closing costs did not exceed $75,000. We funded the purchase price with proceeds from our offering. However, spaces totaling 6,457 square feet are subject to earnout closings aggregating $3.5 million. We will not be required to pay the earnouts on these spaces unless the spaces are leased pursuant to the parameters set forth in the purchase agreement within twenty-four months of closing. The cap rate in place at acquisition for Lima Marketplace is approximately 7.48%.

Lima Marketplace currently is 93.5% leased to eleven tenants. The property was constructed in 2008, and had occupancy rates of 49.8% and 79.8% as of December 31, 2008 and 2009, respectively. The average effective annual base rent per square foot was $7.89 and $12.49 in 2008 and 2009, respectively.

Major tenants of the property include Aldi, Office Depot, PetSmart and Dollar Tree.  The property also contains two outlots, which are ground leased to McDonald’s and Arby’s, and is shadow-anchored by a Wal-Mart Supercenter. We do not own the Wal-Mart Supercenter.  The weighted-average remaining lease term for the tenants occupying the property is approximately nine years.  Aldi pays an annual base rent of $214,212 under a lease that expires in April 2025.  Under the terms of its lease, Aldi has five five-year options to renew through April 2050.  Office Depot pays an annual base rent of $287,870 under a lease that expires in April 2019.  Under the terms of its lease, Office Depot has four five-year options to renew through April 2039.  PetSmart pays an annual base rent of $234,917 under a lease that expires in June 2020.  Under the terms of its lease, PetSmart has four five-year options to renew through June 2040.  Dollar Tree pays an annual base rent of $118,750 under a lease that expires in August 2013.  Under the terms of its lease, Dollar Tree has three five-year options to renew through August 2028.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Lima Marketplace, and the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	–	–	–	–
2011	–	–	–	–
2012	–	–	–	–
2013	3	16,700	221,510	16%
2014	1	3,200	62,400	4%
2015	–	–	–	–
2016	–	–	–	–
2017	–	–	–	–
2018	–	–	–	–
2019	1	20,936	287,870	21%

We believe that the property is suitable for its intended purpose and adequately covered by insurance. There are two competitive shopping centers located within approximately three miles of the property. Real estate taxes assessed for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) are approximately $166,000. The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of 2.86%. For federal income tax purposes, the depreciable basis, excluding any future earnout payments, in Lima Marketplace will be approximately $11.1 million. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

Financing Transactions

On December 21, 2010, we, through our wholly owned subsidiaries, Inland Diversified Fort Myers Colonial Square, L.L.C. and Inland Diversified Fort Myers Village Walk, L.L.C. (together, the “borrower”), entered into a loan in an aggregate principal amount equal to approximately $25.0 million from JPMorgan Chase Bank, National Association. The loan is secured by cross-collateralized first mortgages on the Colonial Square Town Center and the Shops at Village Walk properties, located in Fort Myers, Florida. We acquired these properties on November 5, 2010, and, as previously disclosed, we still are obligated, subject to certain conditions being satisfied, to make additional payments of the purchase price to the seller as earnout closings. More specifically, we may be required to pay the seller an aggregate amount equal to approximately $6.6 million (referred to herein as the “rental earnout payments”) based on four tenants taking possession of their respective premises at the properties, opening for business and commencing to pay full rental payments as due under their respective leases (referred to herein as the “lease conditions”) by November 4, 2013. We also may be obligated to pay to the seller, in an aggregate amount equal to approximately $5.0 million (referred to herein as the “vacancy earnout payments”), if certain vacant spaces are leased by November 4, 2013.

The loan bears interest at a fixed rate equal to 5.50% per annum and matures on January 1, 2018. The loan requires the borrower to make monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due. The loan may be prepaid, in full, but not in part, anytime after February 1, 2013, provided that if the prepayment occurs before the date that is two months prior to the maturity date, the borrower will be required to pay a prepayment premium. Subject to satisfying certain conditions, as set forth in the loan documents, either individual borrower may prepay a portion of the loan and obtain the release of its property and the release of its related obligations under the loan documents.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents. The loan documents also contain various customary events of default. If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable. In the event that an event of a default has occurred and is continuing, the loan will accrue interest at a rate equal to the lesser of the maximum legal interest rate or 10.50% per annum. The loan is non-recourse to the borrower.

Concurrent with our entry into this loan, the borrower has deposited approximately $6.6 million, representing the aggregate amount of the rental earnout payments, with an escrow agent for the duration of the earnout period. The escrow agent may disburse these funds to the seller pursuant to authorization from the borrower and the lender. The authorization will be granted only upon certain conditions being satisfied, such as the lease conditions. If the escrow agent does not receive this authorization by November 4, 2013, the escrow agent will disburse the amounts to the lender, and lender will hold the amounts as additional security for the loan and may disburse the proceeds to the borrower only pursuant to the terms of the loan documents.

We have guaranteed the obligations or liabilities of borrower to lender for any losses, costs or damages arising out of or in connection with any fraud or intentional misrepresentation of borrower, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things, as well as the full amount of the debt in the event that the borrower fails to comply with certain provisions of the loan documents.  We have separately guaranteed the borrower’s performance of its obligation to pay the seller the vacancy earnout payments as well as the payment of any losses, costs or damages incurred by the lender as a result of the borrower’s failure to timely pay the seller the vacancy earnout payments.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of December 23, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	25,287,023	251,386,372	23,737,272	227,649,100

Shares sold pursuant to our distribution reinvestment plan:	480,753	4,567,154	–	4,567,154

Shares purchased pursuant to our share repurchase program:	(23,495)	(225,830)	–	(225,830)
Total:	25,764,281	$255,927,696	$23,737,272	$232,190,424

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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